SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Alpha Strategies Fund

(Name of Subject Company (Issuer))

BlackRock Alpha Strategies Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share – Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares – 09261A102

Class I Shares – 09261A201

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Alpha Strategies Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Jay Spinola, Esq.	Janey Ahn, Esq. BlackRock Advisors, LLC
Willkie Farr & Gallagher LLP	50 Hudson Yards
787 Seventh Avenue	New York, New York 10001
New York, New York 10019

March 24, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by BlackRock Alpha Strategies Fund, a Delaware statutory trust (the “Trust”), to purchase up to 25% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (including Class A and Class I common shares, the “Shares”), as of March 2, 2026, in exchange for cash at a price equal to the net asset value (“NAV”) per Share determined as of June 30, 2026, or a later date determined by the Trust if the Offer is extended. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Alpha Strategies Fund. The Trust is a non-diversified closed-end management investment company, organized as a Delaware statutory trust. The principal executive offices of the Trust are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Trust is (800) 882-0052.

(b) The title of the securities being sought are Class A and Class I common shares of beneficial interest, par value $0.001 per share. As of February 2, 2026, there were 9,233,248 Class A Shares and 2,513,373 Class I Shares issued and outstanding (rounded to the nearest whole Share).

(c) There is no established trading market for the Shares.

Item 3.	Identity and Background of Filing Person

(a) The Trust is the filing person. BlackRock Advisors, LLC acts as the investment adviser for the Trust (the “Investment Advisor”). The Investment Advisor, located at 50 Hudson Yards, New York, New York 10001, is a majority-owned subsidiary of BlackRock, Inc. The current members of the Trust’s Board of Trustees are Cynthia L. Egan, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, R. Glenn Hubbard, W. Carl Kester, Arthur P. Steinmetz, Robert Fairbairn and John M. Perlowski (each, a “Trustee”). The principal executive officer and principal financial and accounting officer of the Trust are John M. Perlowski and Trent Walker, respectively. The Trustees and the executive officers of the Trust may be reached at the Trust’s business address and phone number set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information about the Trust” is incorporated herein by reference.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Trust”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares”

•	“Certain Information about the Trust”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Purchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)-(d) Not applicable.

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer,” “Plans or Proposals of the Trust,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Trust” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Trust dated March 31, 2025 and the schedule of investments of the Trust dated March 31, 2025, both filed with the Commission on EDGAR on Form N-CSR on June 5, 2025, are incorporated by reference. The unaudited semi-annual financial statements of the Trust dated September 30, 2025 and the schedule of investments of the Trust dated September  30, 2025, both filed with the Commission on EDGAR on Form N-CSRS on December 3, 2025, are incorporated by reference.

(b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated March 24, 2026, is filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal is filed herewith.

(a)(1)(iii)	Form of Letter to Investors is filed herewith.

(a)(1)(iv)	Form of Tender Withdrawal Notice is filed herewith.

(a)(1)(v)	Form of Promissory Note is filed herewith.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)(1)	Form of Credit Agreement dated May 18, 2023, by and among the Trust, Bank of America, N.A., as lender, and Bank of America, N.A., as administrative agent, collateral agent and calculation agent for the lender, is incorporated by reference to Exhibit (b)(1) to the Trust’s Tender Offer Statement on Schedule TO (File No. 005-92613) as filed with the Commission on June 26, 2023.

(b)(2)	Form of Amendment No. 1 to Credit Agreement dated May 16, 2024, by and among the Trust, Bank of America, N.A., as lender, and Bank of America, N.A., as administrative agent, collateral agent and calculation agent for the lender, is incorporated by reference to Exhibit (b)(2) to the Trust’s Tender Offer Statement on Schedule TO (File No. 005-92613) as filed with the Commission on June 27, 2024.

(b)(3)	Amendment No. 2 to Credit Agreement dated June 13, 2025, by and among the Trust, Bank of America, N.A., as lender, and Bank of America, N.A., as administrative agent, collateral agent and calculation agent for the lender, is incorporated by reference to Exhibit (b)(3) to the Trust’s Tender Offer Statement on Schedule TO (File No. 005-92613) as filed with the Commission on June 24, 2025.

(d)(1)	Form of Investment Management Agreement between the Trust and BlackRock Advisors, LLC is incorporated by reference to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-251797 and 811-23626), as filed with the Commission on March 18, 2021.

(d)(2)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-251797 and 811-23626), as filed with the Commission on March 18, 2021.

(g)	None.

(h)	None.

Item 12(c).	Filing Fees

Filing Fee Exhibit.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Alpha Strategies Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: March 24, 2026

Exhibit Index

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated March 24, 2026

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter to Investors

(a)(1)(iv)	Form of Tender Withdrawal Notice

(a)(1)(v)	Form of Promissory Note

Filing Fee Exhibit